Your **Vote** Counts!

WEST BANCORPORATION, INC.

2022 Annual Meeting
Vote by April 27, 2022 11:59 PM ET. For shares held in a
Plan, vote by April 25, 2022 11:59 PM ET.



WEST BANCORPORATION, INC.
1601 22ND STREET
WEST DES MOINES, IA 50266



D67020-P65221

You invested in WEST BANCORPORATION, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on April 28, 2022.**

Get informed before you vote

View the Notice of Meeting, Proxy Statement, Proxy Card, Annual Report and Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 14, 2022. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

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Vote in Person at the Meeting*

April 28, 2022
4:00 PM CDT

David L. Miller Conference Center
1601 22nd Street
West Des Moines, Iowa 50266

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors **Nominees:** 01) Patrick J. Donovan 08) David D. Nelson 02) Lisa J. Elming 09) James W. Noyce 03) Steven K. Gaer 10) Rosemary Parson 04) Michael J. Gerdin 11) Steven T. Schuler 05) Douglas R. Gulling 12) Therese M. Vaughan 06) Sean P. McMurray 13) Philip Jason Worth 07) George D. Milligan	✓ For
2. To approve, on a nonbinding basis, the 2021 compensation of the named executive officers disclosed in the proxy statement.	✓ For
3. To ratify the appointment of RSM US LLP as the Company's independent registered public accounting firm for 2022.	✓ For
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.	

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Sign up for E-delivery".

D67021-P65221